UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Xfone, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

98414Y 109
(CUSIP Number)

Alon Reisser, Advocate
C/O XFONE 018 Ltd.
3 Haodem Street
Kiryat Matalon, P.O.B 7616,
Petach Tikva 49170
Israel
Telephone: 011.972.39254452
Facsimile: 011.972.39238838
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98414Y 109

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
 Abraham Keinan
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not Applicable
(b) Not Applicable
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3. SEC Use Only
..............................................................
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4. Source of Funds (See Instructions)
00
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items 2(d) or 2(e)
Not Applicable
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6. Citizenship ..........Israel and United Kingdom
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Number of         7. Sole Voting Power.............3,600,000
Shares        -------------------------------------------
Beneficially          8. Shared Voting Power ...............00
Owned by           -------------------------------------------
Each        9. Sole Dispositive Power........3,600,000
Reporting          -------------------------------------------
Person With             10. Shared Dispositive Power ..........00
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,600,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
Not Applicable
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13. Percent of Class Represented by Amount in Row (11)
57.8%
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14. Type of Reporting Person
N
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Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated February 25, 2002 with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Xfone, Inc., a Nevada Corporation. The address of the principal executive office is Xfone, Inc., C/O Swiftnet Limited Britannia House 960 High Road, London N12 9RY, United Kingdom.

Item 2. Identity and Background
Unchanged.

Item 3. Source and Amount of Funds or Other Consideration:
 Unchanged.

                            Item 4. Purpose of Transaction
Unchanged.

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 - 3,600,000 (57.8%)

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 28, 2004, Abraham Keinan, the Issuer's Chairman of the Board, Guy Nissenson, the Issuer's President/Chief Executive Officer/Chief Financial Officer/Director, and Campbeltown Business Ltd., a related party consultant, entered into a Voting Agreement which provides for mutual obligations by all parties to the agreement (Keinan, Nissenson, and Campbeltown are hereafter referred to collectively as "the parties").

Keinan is the beneficial owner of approximately 57.8% of the Issuer's outstanding common shares. Campbeltown is a British Virgin Islands company that is the beneficial owner of approximately 11.3% of the Issuer's outstanding common shares and is owned by Nissenson and his family. Nissenson is the beneficial owner of approximately 2.3% of the Issuer's shares of common stock through his ownership of 20% of Campbeltown. Campbeltown owns 500,000 options to buy shares of the Issuer's common stock for $0.40 per share.

The agreement provides that:

    1) each of the parties to the Voting Agreement agree to vote any shares of the Issuer's common stock controlled by the parties only in such manner as previously agreed by all parties;

    2) In the event of any disagreement regarding the manner of voting, a party to the agreement will not vote any shares, unless all the parties have settled the disagreement;

    3) The agreement applies to any and all of the Issuer's common stock that is currently owned, directly or indirectly, by any party to the agreement and to any of the Issuer's common stock in which any party to the agreement has voting power, directly or indirectly;

    4) If any additional of the Issuer's shares of common stock are at any time during the term of the agreement, issued to a party to the agreement and to any party to the agreement that has voting power over the Issuer's common stock, such shares will be voted in accordance with the other terms to this agreement;

    5) The agreement applies to any and all of the Issuer's common stock which will be issued upon exercise of any options and/or warrants;

    6) The term of the Voting Agreement is ten years.

Item 7. Material to Be Filed as Exhibits

    1. The Voting Agreement is incorporated by reference as an exhibit to the Form-8K previously filed on October 4, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date June 8, 2005

BY: /s/ Abraham Keinan ______________________________ Abraham Keinan, Chairman of the Board